WORDEN CAPITAL MANAGEMENT LLC

**STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2018

WORDEN MANAGEMENT CAPITAL LLC

**STATEMENT OF FINANCIAL CONDITION
AND
SUPPLEMENTAL INFORMATION**

DECEMBER 31, 2018

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 AND ENDING December 31, 2018
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Worden Capital Management LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

100 Ring Road West, Suite 210

(No. and Street)

Lake Success	NY	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C Bender 646.290.72248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Depietto CPA PC

(Name – if individual, state last, first, middle name)

1981 Marcus Ave, Suite C110	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jamie Worden _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Worden Capital Management LLC _____ , as
of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None



Signature

Member, CEO

Title



Notary Public



RICHARD R BORGNER
Notary Public - State of New York
NO. 01BO6090162
Qualified in Nassau County
My Commission Expires 7/7/2019

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DePietto CPA

Accounting · Tax · Advisory

1981 Marcus Ave.Ste C100
Lake Success, NY 11042

T. 516.326.9200 **F.** 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Worden Capital Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Worden Capital Management LLC. as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Worden Capital Management LLC. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Worden Capital Management LLC's management. Our responsibility is to express an opinion on Worden Capital Management LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Worden Capital Management LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DePietto CPA PC

DePietto CPA PC

We have served as Worden Capital Management LLC's auditor since 2009.

Lake Success, New York

February 28, 2019

WORDEN CAPITAL MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash	$	3,210,487
Deposits with clearing broker		50,000
Receivables from clearing broker		1,031,097
Fixed assets (net of accumulated depreciation of 153,081)		65,818
Prepaid Expenses and Other Assets		468,082
Total assets	$	4,825,484

Liabilities and member equity

Liabilities:

Commission payable	$	734,915
Accounts payable, accrued expenses		210,265
Notes Payable		13,720
Total liabilities		958,900
Members' equity		3,866,584
Total liabilities and member equity	$	4,825,484

The accompanying notes are an integral part of these financial statements.

NOTE 1:   **Organization and Nature of Business**

Worden Capital Management LLC (The "Company") is a limited liability company registered in the State of New York. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company operates eight branch offices throughout the New York metropolitan area.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly, is exempt from the remaining provisions of that rule. The Company clears all U.S. transactions on a fully disclosed basis through COR Clearing, an independent clearing firm. The Company does not hold customer funds or safe keep customer securities.

NOTE 2:   **Summary of Significant Accounting Policies**

a)   **Cash and Cash Equivalents**

All unrestricted highly liquid investments with initial maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2018 the Company did not have any cash equivalents.

b)   **Income Taxes**

The Company operates as a single member limited liability company for tax purposes. All income and losses are reported by the sole member on the entities tax return. Therefore, all income taxes are the responsibility of the sole member.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2018, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 2:   **Summary of Significant Accounting Policies (cont.)**

c)   **Fixed Assets**

Fixed assets are stated at cost, net of accumulated depreciation. Furniture, equipment and leasehold improvements are depreciated on a straight-line basis using their estimated useful lives.

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

d)   **Significant Credit Risk**

The responsibility for processing customer activity rests with the Company's clearing firm, COR Clearing ("COR"). The Company's clearing and execution agreement provides that COR's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, COR records customer transactions on a trade date basis. COR is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case COR may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by COR is charged back to the Company.

The Company, in conjunction with COR, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. COR establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that

NOTE 2: **Summary of Significant Accounting Policies (cont.)**

d) **Significant Credit Risk(cont.)**

affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

e) **Receivables from Clearing Broker**

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker.

f) **Revenues**

The Company earns commission revenue from effecting trades in U.S. and non U.S. equity securities. Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

The Company earns revenue by charging an account maintenance fee.

NOTE 3: **Financial Instruments**

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs

NOTE 3:   **Financial Instruments (cont.)**

Fair Value Hierarchy (cont.)

         directly or indirectly related to the asset or liability being measured;

Level 3:   Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2017 the Company did not own any financial assets or liabilities other than cash and cash equivalents and other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

NOTE 4:   **Minimum Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires broker dealers to maintain minimum net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. At December 31, 2018, the Company had a net capital of $3,332,684 which was $3,268,757 in excess of its required net capital of $63,927. The Company's net capital ratio was 0.29 to 1.

NOTE 5:   **Reserve Requirement Computation**

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

NOTE 6:   **Possession and Control Requirements**

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

NOTE 7: **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commissions earned.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

NOTE 8: **Litigation**

The Company is regularly involved in customer disputes in the normal course of its securities business. Management of the Company, after consultation with outside legal counsel, believes that is premature to determine whether resolution of disputes will result in any material adverse effect on the Company's financial position. The Company settled claims in the amount of $267,470 in 2018.

NOTE 9: **Exemption Provisions**

The Company has elected an exemption from Rule 15c3-3 based on section(2)(ii), which states "All customer transactions be cleared through another broker-dealer on a fully disclosed basis." The clearing company being used is COR Clearing.

NOTE 10: **Commitment and Contingencies**

The Company is liable for lease agreements on office space and an apartment for the period January 1, 2017 through March 31, 2025. The rent expense for the year ended December 31, 2018 was $469,359. The following are the future payments:

Year	Rent expense
2019	$ 364,935
2020	364,935
2021	364,935
Total	$ 1,094,805

NOTE 10: **Commitment and Contingencies(cont.)**

Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify COR for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2018, no amounts were recorded under such agreement as no loss exists.

NOTE 11: **Deposit with Clearing Broker**

The Company maintains cash deposited with COR Clearing pursuant to fully disclosed clearing agreement ("Clearing Agreement") entered into on February 25, 2009, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2018, the Company had $50,000 deposited with COR Clearing. The deposit does not represent an ownership interest in COR Clearing.

NOTE 12: **Reclassifications**

Certain items were reclassified from prior periods in order to be in conformity with current presentation, and had no material effect on reported earnings during those periods.

NOTE 13: **Retirement Plan**

The Company established a 401(k) Plan effective January 1, 2016 to which Eligible Employees may make voluntary contributions. The Company may, in its sole discretion make matching and/or profit sharing contributions. At December 31, 2018 the company had a liability of $876 in mandatory contributions.

NOTE 14: **Advances**

Advances represent employment agreements with registered representatives based on performance amounting to $0 at the balance sheet date.

NOTE 15: **Recently Issued Accounting Standards**

Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

The core principal in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations of the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

Lease Accounting

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. We plan to adopt the new standard on January 1, 2019 using the modified retrospective method described within ASC 842.

NOTE 15:   **Recently Issued Accounting Standards(cont.)**

The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement if both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability will be recognized at the present value of the future lease payments, and the ROU asset will equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect cost.

The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

We are in the process of reviewing our lease agreements in light of the new guidance. Although we are in the early stages of our ASC 482 implementation project, we anticipate that this new lease guidance will cause significant changes to the way leases are recorded, presented and disclosed in our financial statements.

NOTE 16:   **Subsequent Events**

We have evaluated all events or transactions that occurred from December 31, 2018 through February 28, 2018 the date our financial statements were available to be issued.